FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

November 14, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On November 14, 2002, NovaGold Resources Inc. reported results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Item Five - Full Description of Material Change

Highlights

  An independent review of NovaGold’s Donlin Creek US$10 million earn-in expenditures has been completed. Placer Dome has received notice of NovaGold’s 70% earn-in on the project.

  New core holes south of the Acma Deposit continue to intersect very strong gold mineralization including: DC02-865 with 24.0 meters grading 7.0 g/t gold; DC02-866 with 46.4 meters grading 4.9 g/t and 15.0 meters grading 12.8 g/t; and DC02-867 with 12.0 meters grading 11.0 g/t.

  An interim resource estimate update including the results received to date from the 2002 program is nearly complete. A summary of the new resource ounces added from the newly identified target areas is anticipated within the next two weeks.

Independent Expenditure Review Completed for 70% NovaGold Earn-In

NovaGold has completed its required US$10 million expenditure requirement to earn a 70% interest in the Donlin Creek Project from Placer Dome. An independent review of the expenditure statement has been completed and Placer Dome has been given notice of NovaGold’s earn-in on the project. NovaGold completed its 70% earn-in in just 15 months after signing the final agreements with Placer Dome. The Company had up to 10 years to complete its earn-in on the project. NovaGold’s accelerated exploration program more than doubled the higher grade contained gold estimates at the Donlin Creek gold project and a preliminary independent economic assessment study completed last spring confirmed that the project may be developed into a major new gold producer that, with additional exploration and engineering work, could produce one million ounces of gold per year.

With NovaGold’s vesting into the Donlin Creek Project, a joint venture between NovaGold (70%) and Placer Dome (30%) has been established. Placer Dome now has 90 days to decide on one of three options: 1) to remain at a 30% interest and contribute at that level through the development of the project; or 2) to convert to a non-contributing 5% Net Profits Interest; or 3) to undertake to exercise a back-in right to re-acquire an additional 40% interest in the project by completing all of the following conditions within the next 5 years: a) expending a minimum of US$30 million toward project development; b) completing a bankable feasibility study; and c) committing to build a mine that produces not less than 600,000 ounces of gold per year. Placer Dome would not earn any additional interest in the project above their 30% unless all of the above conditions are met within the 5 year timeframe. NovaGold would not be required to contribute any additional funding up to the $30 million and at NovaGold’s election Placer Dome would arrange construction financing for NovaGold’s share of the mine development costs that would be repaid out of future mine cash flow.

Under the back-in scenario NovaGold shareholders should greatly benefit by having this world-class gold mine taken into production without the need for any shareholder dilution. Under either scenario NovaGold shareholders should see considerable additional share value as the project’s gold resource continues to expand and as the project advances through Pre-Feasibility, Feasibility and into production.

Acma Expansion Drilling Continues to Hits Outstanding Results, Further Improving the Project Economics

The results from the 100 meter by 100 meter step-out expansion drilling directly south of the Acma deposit have continued to hit very exciting gold mineralization. Drilling highlights include: DC02-865 that intersected 24.0 meters grading 7.0 g/t gold; DC02-866 with 46.4 meters grading 4.9 g/t and 15.0 meters grading 12.8 g/t; and DC02-867 with 12.0 meters grading 11.0 g/t. Using only intervals greater than 3 g/t gold, drill hole DC02-866 returned a total contained gold grade-thickness of over 700 gram-meters. This is the equivalent of a combined intercept of more than 200 meters grading 3 g/t gold (650 feet grading 0.1 oz/t). These results should further strengthen the project economics by adding new gold resource ounces in areas that fall within the modeled pits but previously only had limited drill data.

Additional follow-up drilling at the new Aurora discovery has continued to intersect promising high-grade gold mineralization as well. Follow-up drilling with the 4 core drills on site will continue into December. The joint-venture plans to spend US$2.9 million during the next 3 months to upgrade the new high-grade, shallow gold mineralization at the Akivik, Aurora, 400, and South Acma zones to a 50 meter by 50 meter spaced infill drill density. Following the conclusion of drilling and the receipt of the final assay results a comprehensive resource estimate will be completed jointly with Placer Dome in February or March of 2003.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880. A table entitled "New Donlin Creek Summary Drill Results and Sample Protocol" was included in the press release.

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. Database quality control and quality assurance standards are overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Drill holes marked with an asterisk indicate some final assays are still pending.

Interim Resource Estimate Update Being Finalized

Work is nearly complete on an interim resource estimate for the newly defined resource areas including the Akivik, Aurora and 400 target areas. These new resource areas were discovered during this years drill program and are outside of the main Acma and Lewis deposit areas which were reported in the spring 2002 scoping study. Due to the wide spaced 100 meter by 100 meter drill spacing these resources will be reported in this interim estimate as additional Inferred category resources. The total Measured and Indicated Resource as defined in the March 2002 Scoping Study using a 2 g/t gold cut-off grade is estimated to be 8.3 million ounces grading 3.51 g/t gold with an additional Inferred Resource of 10.9 million ounces grading 3.66 g/t gold.

The objective of the remainder of this seasons drill program will be to upgrade at least part of these new resources to the higher Measured and Indicated categories in preparation for the Pre-Feasibility Study next year. The last of the quality control and quality assurance standards and duplicate assay checks for the interim resource update have now been received from assay labs. The final estimation work on these new additional resources should be complete within the next two weeks at which time the Company will release updated estimates.

In other company news, Mr. Walter Segsworth will step down as a director of the Company. The management of NovaGold extends thanks to Mr. Segsworth for his contributions and wishes him every success in his new endeavors as Co-Chairman of Cumberland Resources Ltd.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports including the recently released third quarter financial statements and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 18th day of November, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold Earns 70% Interest in Donlin

November 14th, 2002, Vancouver – NovaGold Resources Inc. is pleased to report results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  An independent review of NovaGold’s Donlin Creek US$10 million earn-in expenditures has been completed. Placer Dome has received notice of NovaGold’s 70% earn-in on the project.
  New core holes south of the Acma Deposit continue to intersect very strong gold mineralization including: DC02-865 with 24.0 meters grading 7.0 g/t gold; DC02-866 with 46.4 meters grading 4.9 g/t and 15.0 meters grading 12.8 g/t; and DC02-867 with 12.0 meters grading 11.0 g/t.
  An interim resource estimate update including the results received to date from the 2002 program is nearly complete. A summary of the new resource ounces added from the newly identified target areas is anticipated within the next two weeks.

Independent Expenditure Review Completed for 70% NovaGold Earn-In

NovaGold has completed its required US$10 million expenditure requirement to earn a 70% interest in the Donlin Creek Project from Placer Dome. An independent review of the expenditure statement has been completed and Placer Dome has been given notice of NovaGold’s earn-in on the project. NovaGold completed its 70% earn-in in just 15 months after signing the final agreements with Placer Dome. The Company had up to 10 years to complete its earn-in on the project. NovaGold’s accelerated exploration program more than doubled the higher grade contained gold estimates at the Donlin Creek gold project and a preliminary independent economic assessment study completed last spring confirmed that the project may be developed into a major new gold producer that, with additional exploration and engineering work, could produce one million ounces of gold per year.

With NovaGold’s vesting into the Donlin Creek Project, a joint venture between NovaGold (70%) and Placer Dome (30%) has been established. Placer Dome now has 90 days to decide on one of three options: 1) to remain at a 30% interest and contribute at that level through the development of the project; or 2) to convert to a non-contributing 5% Net Profits Interest; or 3) to undertake to exercise a back-in right to re-acquire an additional 40% interest in the project by completing all of the following conditions within the next 5 years: a) expending a minimum of US$30 million toward project development; b) completing a bankable feasibility study; and c) committing to build a mine that produces not less than 600,000 ounces of gold per year. Placer Dome would not earn any additional interest in the project above their 30% unless all of the above conditions are met within the 5 year timeframe. NovaGold would not be required to contribute any additional funding up to the $30 million and at NovaGold’s election Placer Dome would arrange construction financing for NovaGold’s share of the mine development costs that would be repaid out of future mine cash flow.

Under the back-in scenario NovaGold shareholders should greatly benefit by having this world-class gold mine taken into production without the need for any shareholder dilution. Under either scenario NovaGold shareholders should see considerable additional share value as the project’s gold resource continues to expand and as the project advances through Pre-Feasibility, Feasibility and into production.

Acma Expansion Drilling Continues to Hits Outstanding Results, Further Improving the Project Economics

The results from the 100 meter by 100 meter step-out expansion drilling directly south of the Acma deposit have continued to hit very exciting gold mineralization. Drilling highlights include: DC02-865 that intersected 24.0 meters grading 7.0 g/t gold; DC02-866 with 46.4 meters grading 4.9 g/t and 15.0 meters grading 12.8 g/t; and DC02-867 with 12.0 meters grading 11.0 g/t. Using only intervals greater than 3 g/t gold, drill hole DC02-866 returned a total contained gold grade-thickness of over 700 gram-meters. This is the equivalent of a combined intercept of more than 200 meters grading 3 g/t gold (650 feet grading 0.1 oz/t). These results should further strengthen the project economics by adding new gold resource ounces in areas that fall within the modeled pits but previously only had limited drill data.

Additional follow-up drilling at the new Aurora discovery has continued to intersect promising high-grade gold mineralization as well. Follow-up drilling with the 4 core drills on site will continue into December. The joint-venture plans to spend US$2.9 million during the next 3 months to upgrade the new high-grade, shallow gold mineralization at the Akivik, Aurora, 400, and South Acma zones to a 50 meter by 50 meter spaced infill drill density. Following the conclusion of drilling and the receipt of the final assay results a comprehensive resource estimate will be completed jointly with Placer Dome in February or March of 2003.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

New Donlin Creek Summary Drill Results and Sample Protocol

		Length	Gold	Length	Gold	Type	Area	Objective
DHID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)
DC02-864	19.1 to 27.7	8.7	5.30	28.4	0.15	Core	South of Acma	Step-Out
	96.5 to 123.8	27.2	4.16	89.3	0.12
	136.0 to 144.0	8.0	3.04	26.2	0.09
	148.0 to 154.7	6.7	3.08	22.0	0.09
	159.9 to 179.2	19.3	3.02	63.4	0.09
	202.0 to 214.0	12.0	7.84	39.4	0.23
	251.0 to 273.0	22.0	3.64	72.2	0.11
DC02-865	62.0 to 68.1	6.1	3.49	19.9	0.10	Core	South of Acma	Step-Out
	191.0 to 203.0	12.0	3.31	39.4	0.10
	234.0 to 243.5	9.5	3.24	31.2	0.09
	356.0 to 380.0	24.0	7.01	78.7	0.20
	393.2 to 402.0	8.8	3.13	28.9	0.09
DC02-866	56.4 to 66.0	9.6	5.07	31.5	0.15	Core	South of Acma	Step-Out
	74.1to 120.5	46.4	4.91	152.3	0.14
	162.0 to 177.0	15.0	12.75	49.0	0.37
	308.8to 322.0	13.2	4.88	43.4	0.14
	348.0 to 376.0	28.0	3.08	91.9	0.09
	432.3 to 436.0	3.7	11.95	12.1	0.35
	478.0 to 487.0	9.0	3.12	29.5	0.09
C02-867*	205.1 to 227.0	21.9	3.45	71.8	0.10	Core	South of Acma	Step-Out
	289.6 to 312.0	22.4	3.39	73.5	0.10
	316.4 to 322.0	5.6	4.42	18.5	0.13
	346.0 to 358.0	12.0	11.03	39.4	0.32
DC02-868*	93.6 to 114.8	21.2	3.84	69.6	0.11	Core	South of Acma	Step-Out

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. Database quality control and quality assurance standards are overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Drill holes marked with an asterisk indicate some final assays are still pending.

Interim Resource Estimate Update Being Finalized

Work is nearly complete on an interim resource estimate for the newly defined resource areas including the Akivik, Aurora and 400 target areas. These new resource areas were discovered during this years drill program and are outside of the main Acma and Lewis deposit areas which were reported in the spring 2002 scoping study. Due to the wide spaced 100 meter by 100 meter drill spacing these resources will be reported in this interim estimate as additional Inferred category resources. The total Measured and Indicated Resource as defined in the March 2002 Scoping Study using a 2 g/t gold cut-off grade is estimated to be 8.3 million ounces grading 3.51 g/t gold with an additional Inferred Resource of 10.9 million ounces grading 3.66 g/t gold.

The objective of the remainder of this seasons drill program will be to upgrade at least part of these new resources to the higher Measured and Indicated categories in preparation for the Pre-Feasibility Study next year. The last of the quality control and quality assurance standards and duplicate assay checks for the interim resource update have now been received from assay labs. The final estimation work on these new additional resources should be complete within the next two weeks at which time the Company will release updated estimates.

In other company news, Mr. Walter Segsworth will step down as a director of the Company. The management of NovaGold extends thanks to Mr. Segsworth for his contributions and wishes him every success in his new endeavors as Co-Chairman of Cumberland Resources Ltd.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports including the recently released third quarter financial statements and other information are available at www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net